EnCana renews Normal Course Issuer Bid

CALGARY, Alberta (October 20, 2003) — EnCana Corporation (ECA: TSX, NYSE) has received approval for renewal of the company’s Normal Course Issuer Bid from the Toronto Stock Exchange (TSX). Under the renewed bid, EnCana may purchase for cancellation up to 23,212,341 of its Common Shares, representing 5 percent of the approximately 464,246,813 Common Shares outstanding as at October 14, 2003.

In the past 12 months under its current Normal Course Issuer Bid, EnCana has purchased 20,224,400 Common Shares, representing approximately 4.25 percent of the company’s outstanding shares on October 21, 2002, at an average price of $50.35 per Common Share. Purchases under the renewed bid may commence on October 22, 2003 and will terminate on October 21, 2004, or on such earlier date as EnCana may complete its purchases pursuant to the bid. Purchases will be made on the open market through the facilities of the TSX in accordance with its policies. The price to be paid will be the market price at the time of acquisition.

“EnCana’s exceptional asset base provides a platform for continuing to enhance intrinsic value through low risk profitable growth. We believe that investing in our shares is another way to create value for our shareholders,” said Gwyn Morgan, EnCana’s President & Chief Executive Officer.

By maintaining a strong financial position, EnCana has the flexibility to invest in either high return exploration and production projects or in purchasing its shares, each contributing to increased shareholder value.

EnCana Corporation

EnCana is one of the world’s leading independent oil and gas companies and North America’s largest independent natural gas producer and gas storage operator. It has an enterprise value of approximately C$30 billion. Ninety percent of the company’s assets are in four key North American growth platforms. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. Through its U.S. subsidiaries, EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. International subsidiaries operate two key high potential international growth platforms: Ecuador, where it is the largest private sector oil producer, and the U.K. central North Sea, where it is the operator of a large oil discovery. EnCana and its subsidiaries also conduct high upside potential new ventures exploration in other parts of the world. EnCana is driven to be the industry’s high performance benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: EnCana’s execution of share purchases under its Normal Course Issuer Bid; the market price of EnCana Common Shares and appropriate uses for corporate funds during the Normal Course Issuer Bid; potential benefits to shareholders; the company’s ability to deliver low-risk, profitable growth; and the projected financial position of the company.

Readers are cautioned not to place undue reliance on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which it is based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this news release include, but are not limited to: volatility of crude oil and natural gas prices, fluctuations in currency and interest rates, product supply and demand, market competition, risks inherent in the Company’s North American and foreign oil and gas and midstream operations, risks inherent in the Company’s marketing operations, imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves, the Company’s ability to replace and expand oil and gas reserves, the Company’s ability to either generate sufficient cash flow from operations to meet its current and future obligations or obtain external sources of debt and equity capital, general economic and business conditions, the Company’s ability to enter into or renew leases, the timing and costs of well and pipeline construction, the Company’s ability to make capital investments and the amounts of capital investments, imprecision in estimating the timing, costs and levels of production and drilling, the results of exploration and development drilling, imprecision in estimates of future production capacity, the Company’s ability to secure adequate product transportation, uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, changes in environmental and other regulations, political and economic conditions in the countries in which the Company operates including Ecuador, the risk of international war, hostilities, civil insurrection and instability affecting countries in which the Company operates and international terrorist threats, and such other risks and uncertainties described from time to time in the Company’s reports and filings with the Canadian securities authorities and the United States Securities and Exchange Commission. Accordingly, the Company cautions that events or circumstances could cause actual results to differ materially from those predicted. Readers are cautioned that the foregoing list of important factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements contained in this news release, which are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the Company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Senior Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Greg Kist
Manager, Investor Relations
(403) 645-4737

2